SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)(1)

                                 PHOTOCOMM, INC.
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                                (Name of issuer)

                     Common Stock, par value $.10 per share
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                         (Title of class of securities)

                                   719319-10-5
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                                 (CUSIP number)

                             ILAN K. REICH, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 16, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

================================================================================
   1              NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   The New World Power Corporation
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   2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
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   3              SEC USE ONLY

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   4              SOURCE OF FUNDS*
                        WC
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   5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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   6              CITIZENSHIP OR PLACE OR ORGANIZATION

                        Delaware
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 NUMBER OF          7    SOLE VOTING POWER
  SHARES
BENEFICIALLY                8,112,442
  OWNED BY
    EACH
REPORTING
PERSON WITH
                  --------------------------------------------------------------
                    8    SHARED VOTING POWER

                              -0-
                  --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                            8,112,442
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              -0-
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  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       8,112,442
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  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                          / /
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  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      50.7%
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  14             TYPE OF REPORTING PERSON*

                       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 10 to Schedule 13D (the "Amendment") amends the Schedule 13D filed with respect to an event on November 10, 1993, as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on August 30, 1994; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on October 19, 1994; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on December 30, 1994; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on February 10, 1995; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on March 10, 1995; Amendment No. 6 with respect to an event on August 15, 1995; Amendment No. 7 with respect to an event on January 1, 1996 ("Amendment No. 7") and Amendment No. 8 with respect to an event on April 11, 1996 ("Amendment No. 8") and Amendment No. 9 with respect to an event on July 31, 1996 ("Amendment No. 9") (collectively, the "Statement").

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended by adding the following:

                  On August 16, 1996, New World entered in a Stock Purchase Agreement (the "GTC Agreement") with Golden Technologies Company, Inc., a wholly owned subsidiary of ACX Technologies, Inc., for the sale of all of its shares in the Issuer. New World also entered into a Waiver Agreement with the Issuer, Robert R. Kauffman and Programmed Land, Inc., modifying their Stock Purchase Agreement dated October 15, 1993. The GTC Agreement and Waiver Agreement are annexed as Exhibits I and J and incorporated herein by reference.

                  Other than as indicated herein, New World has no present plans or proposals which relate to or would result in any of the following (although New World reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any other material change in the Issuer's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  Item 6 is amended by adding the following:

                  On July 31, 1996, New World entered in a letter of intent with a New York Stock Exchange listed company for the sale of all of its shares in the Issuer. The press release describing letter of intent is annexed as Exhibit H and incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         A. Stock Purchase Agreement, dated as of October 15, 1993, by and among New World, Photocomm, Westinghouse, PLI and Mr. Kauffman (submitted with the initial filing).

         B. Voting Agreement, dated as of October 7, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 2).

         C. First Amendment to Voting Agreement, dated as of December 30, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 3).

         D. Stock Pledge Agreement, dated as of December 30, 1994, by and among New World, Sundial and Gilmartin, Poster & Shafto, as escrow holder (submitted with Amendment No. 3).

         E. Option Extension Agreement, dated as of December 30, 1994, by and between New World and PLI (submitted with Amendment No.
                  3).

         F. Stock Pledge Agreement, dated as of March 10, 1995, by and among New World, J.A. Jones Construction Company and Control y Aplicaciones Mexicana, S.A. (submitted with Amendment No. 5).

         G. Stock Pledge Agreement, dated as of August 15, 1995, by and between New World and Robert Fleming & Co., Ltd., as agent (submitted with Amendment No. 6).

         H.       Press Release dated August 6, 1996. (Submitted with Amendment
                  No. 8)

         I. Stock Purchase Agreement between New World and Golden Technologies, Company, Inc. dated August 16, 1996. (Submitted herewith)

         J. Waiver Agreement between New World, the Issuer, Mr. Kauffman and PLI, dated August 16, 1996. (Submitted herewith)

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        THE NEW WORLD POWER CORPORATION


Dated: August 23, 1996                  By:  /S/ FREDERIC MAYER
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                                             Frederic Mayer
                                             Acting Chief Financial Officer